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Brian Clarke
Direct Dial: 212 • 850 • 2825
EMAIL: brianclarke@HuntonAK.com

November 18, 2021

United States Securities and Exchange Commission

Division of Corporate Finance, Office of Technology

Attn: Mitchell Austin and Olivia Bobes

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Evolving Systems, Inc. Preliminary Proxy Statement on Schedule 14A, Filed October 29, 2021; File No. 001-34261

Dear Mr. Austin and Ms. Bobes,

We note receipt by Evolving Systems, Inc., a Delaware corporation (the “Company”), of the comment letter (the “Comment Letter”) dated November 15, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter. The Company has also revised its Preliminary Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to the Preliminary Proxy Statement, which reflects these revisions and updates certain other information.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and each comment is restated in italics prior to the response to such comment.

1.            Please revise the cover page to prominently and clearly disclose that none of the proceeds from the sale of substantially all of your assets will be distributed to your stockholders.

Response: This disclosure has been included on the cover page as requested.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BOSTON   BRUSSELS   CHARLOTTE   DALLAS   DUBAI   HOUSTON   LONDON

LOS ANGELES   MIAMI   NEW YORK   NORFOLK   RICHMOND   SAN FRANCISCO   THE WOODLANDS   TOKYO   TYSONS   WASHINGTON,   DC

www.HuntonAK.com

November 18, 2021

2.             You state here that your board of directors unanimously determined that the sale of substantially all of your assets is advisable, expedient and for the best interests of the company's stockholders. Please revise the cover page to better explain why the board believes this transaction - a transaction in which substantially all of the company's assets will be sold and none of the proceeds from this sale will be distributed to stockholders – is in the best interests of the company's stockholders. Please include a longer explanation in your section titled “Reasons for the Sale; Recommendation of Our Board of Directors.”

Response: The cover page has been revised to include support for the board’s determination that the transaction is in the best interests of stockholders notwithstanding the fact that the proceeds from the sale will be payable to the Company. In addition, the paragraph titled “Certainty of Value” in the “Reasons for the Sale; Recommendation of our Board of Directors” section of the proxy statement has been revised to include additional information considered by the board in connection with its determination that the transaction is in the best interests of stockholders notwithstanding the fact that the proceeds from the sale will be payable to the Company (see page 28).

3.            Please revise the cover page to briefly describe your post-closing assets and business plan. To the extent you currently have no definitive post-closing plans, please state this. Also, include a discussion of your stockholders' rights in the event you choose to wind up your affairs. Lastly, please disclose here that your stock may be delisted and you may become a shell company, and include a longer discussion elsewhere of the effects of becoming delisted and/or a shell company.

Response: The cover page has been revised to describe the Company’s post-closing assets and to confirm that the Company does not have a definitive post-closing business plan as of the date hereof. The cover page has also been revised to include references to (i) stockholder rights upon a winding up of the Company’s affairs and (ii) the risk that the Company’s common stock may be delisted. Cross references to such sections are also included on the cover page.

The “Post-Closing Business and Use of Net Proceeds from the Sale” section of the proxy statement has been revised to include a discussion of stockholder rights upon a winding up of the Company’s affairs (see page 33).

The risk factor addressing the possible delisting of the Company’s common stock by The NASDAQ Capital Market has also been revised to include a longer discussion of the potential risks and potential consequences associated with any delisting of the Company’s common stock (see page 43).

November 18, 2021

In addition to the responses noted above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. Should you desire any additional information or would like further clarification regarding any of the items addressed in this Response, please contact Brian Clarke at 212-850-2825.

Sincerely,

/s/ Brian Clarke
Brian Clarke
Hunton Andrews Kurth LLP

cc:   Matthew Stecker, Evolving Systems, Inc.

Mark Szynkowski, Evolving Systems, Inc.

Paul Silverstein, Hunton Andrews Kurth LLP

John O’Connor, Hunton Andrews Kurth LLP

Kristin Laubach, Hunton Andrews Kurth LLP